Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 and 333-86530 of Newmont Mining Corporation of our report dated June 27, 2008 with respect to net assets available for plan benefits of Retirement Savings Plan of Newmont as of December 31, 2007 and 2006, and the related statements of changes in net assets for plan benefits for the years then ended, and the related schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Retirement Savings Plan of Newmont.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.

Denver, Colorado

June 27, 2008